UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of 03 March 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Final Results




3 March 2003



PEARSON PLC PRELIMINARY RESULTS

12 months ended 31 December 2002


                                                                                           Change -     Change -
                                                               2002               2001   underlying     headline

Sales                                                     GBP4,320m            GBP4,225m           6%           2%
Business performance
Operating profit*                                           GBP493m              GBP426m          18%          16%
Profit before tax*                                          GBP399m              GBP294m                       36%
Adjusted earnings per share                                   30.3p                21.4p                       42%
Operating free cash flow                                    GBP305m              GBP236m                       29%
Statutory results
Operating profit/ (loss)                                    GBP143m             GBP(47)m                        --
Loss before tax                                            GBP(25)m            GBP(436)m                        --
Loss per share                                              (13.9)p              (53.2)p                        --
Dividend per share                                            23.4p                22.3p                        5%
Net borrowings                                            GBP1,408m            GBP2,379m                       41%




     *Continuing operations before goodwill, integration costs and non-operating items.

                             Profit before tax includes discontinued operations.


Strong earnings rebound; good progress on cash and working capital


- Profit before tax up GBP105m as improved business performance and reduced internet losses more than offset impact of advertising and technology downturn and currency movements;



- Operating free cash flow up at GBP305m, boosted by working capital improvement in book publishing businesses; return on invested capital rises;



- Professional and Higher Education businesses help Pearson Education deliver 11% revenue growth and 22% profit growth in a slower year for school textbook adoptions. NCS Pearson benefits from major new business wins and establishes substantial pipeline of signed contracts;



- FT Group revenues 8% lower due to advertising downturn. Profits 8% higher with good contributions from IDC and Recoletos and lower internet losses;



- Penguin increases revenues by 5% and profits by 11%, with market share gains in UK and US and a GBP15m profit improvement from Dorling Kindersley.



Scope for further significant progress on earnings, cash and return on capital in 2003



- Good prospects for profit growth from Pearson Education, supported by better adoption opportunities for the School business;



- Outlook for the FT Group's non-advertising businesses remains positive; business newspapers face an uncertain advertising environment but are helped by further cost savings;



- Penguin expected to benefit from further profit improvement at Dorling Kindersley.



Throughout this statement (unless otherwise stated):

1. Growth rates are given on an underlying basis, excluding the impact of acquisitions, disposals and currency movements. In 2002, portfolio changes increased revenues by GBP10m and reduced profits by GBP26m;

2. Adjusted figures are presented as additional measures, to provide a better indicator of business performance. They are stated before goodwill, integration costs and non-operating items. Goodwill is amortised over no more than 20 years;

3.        Figures are reported after internet enterprises;

4. 2001 numbers have been restated for FRS19, the new accounting standard for deferred tax.



Marjorie Scardino, chief executive, said:


"Last year we increased earnings, generated more cash and improved our return on capital, even though we faced an advertising recession far deeper than expected. Our broadly-based education business and Penguin recorded good growth. We performed competitively in each of our markets, while managing our costs tightly and investing in new products to increase sales and new systems to boost profits. While the economic environment is uncertain, we are confident we will make further progress on earnings, cash and returns this year."


For more information:


UK:   John Fallon/ Luke Swanson   + 44 (0) 20 7010 2310


US:   David Hakensen              + 1 952 681 3040


Pearson's preliminary results presentation for investors and analysts will be webcast live today from 0930 (GMT) and available for replay from 12 noon (GMT) via www.pearson.com.


We will also be holding a conference call for US investors at 1500 (GMT)/ 1000
(EST). To participate in the conference call or to listen to the audiocast, please register at www.pearson.com.


Video interviews with Marjorie Scardino and Rona Fairhead, finance director, are also available at www.pearson.com.


High resolution photographs are available for the media at www.newscast.co.uk.



2002 overview


In 2002 sales increased by 6% to GBP4,320m and operating profit improved by GBP67m to GBP493m, an increase of 18%. Adjusted earnings per share grew to 30.3p, a headline increase of 42%. Operating free cash flow improved by GBP69m to GBP305m. Average use of working capital improved by GBP53m in our book publishing businesses, even as we increased investment in new authors, titles and programmes.


On a statutory basis, Pearson reported a loss before tax for the year of GBP25m (a GBP436m loss in 2001) and generated a loss per share of 13.9p (a loss per share of 53.2p in 2001). The loss includes a (non cash) goodwill charge of GBP340m. Net borrowings fell by GBP971m to end the year at GBP1,408m. The board is recommending a 5% increase in the dividend to 23.4 pence per share.


Operational and strategic overview



All our businesses aim to prosper in an increasingly knowledge based economy by helping people get on in, and make the most of, their lives. We do this in two ways:



1. Publishing. We have market-leading businesses in educational, finance & business and trade publishing



2. Services. We offer services to our customers that make our publishing more valuable and take us into new, faster growing markets.


Each of our businesses has a sustainable market leading position. And each benefits from being part of Pearson because they share brands, content, technology, people, values and processes with other parts of the company.


Over the last few years, the transformation of Pearson has significantly increased the capital invested in the business (in the form of the goodwill associated with the acquisitions necessary to build our market leading businesses) and required substantial cash investment to integrate those acquisitions and to deliver an increasing proportion of our publishing and services online.


With that transformation now largely complete, we are in a strong position to deliver yearly progress in operating profit, operating free cash flow, and return on invested capital. In spite of a further significant deterioration in the global economy, which hit business and financial advertising particularly hard, we made steady progress on each measure in 2002.


That progress was possible for three reasons:


1. Good competitive performances. We made significant share gains in four of our biggest markets - college publishing, trade publishing, asset valuation and government services - and more modest gains in most of our other markets. The one exception was US school publishing, where the investment allocation decisions we made shaved around half a percentage point off our market share in 2002 but should enable us to gain a bigger market share, more profitably, in 2003.


2. Tight cost controls. We reduced costs across our company, especially in those markets (such as business & financial advertising and technology publishing) which are suffering most in the global slowdown. We also reduced losses from our internet enterprises by GBP78m.


3. Strong cash management. We maintained a high operating cash conversion of 92%, well ahead of our 80% target, and improved our cash utilisation by improving the management of our working capital throughout the year.


At the same time, we ensured we could make further progress on our financial goals in future years by investing approximately GBP250m in new product development, which will sustain future top line growth, and a further GBP30m* in new back office systems and processes that will improve our bottom line.


* This investment was split GBP20m: GBP10m between Pearson Education and
  Penguin.

We expect to expense a further GBP20 million through the P&L in 2003, delivering GBP20 million in annual cost savings from 2005.


Operating review


Pearson Education


                                                                       Change -  Change - headline
GBP millions                              2002          2001        underlying

Sales
School                                   1,151         1,266               (5)%               (9)%
Higher Education                           775           721                13%                 7%
Professional                               784           558                48%                41%
FT Knowledge                                46            59              (18)%              (22)%
Total                                    2,756         2,604                11%                 6%

Operating profit/(loss)
School                                     140           167              (15)%              (16)%
Higher Education                           142           127                17%                12%
Professional                                81            80                 8%                 1%
Internet enterprises                      (25)          (77)                 --                 --
FT Knowledge                              (12)          (23)                 --                 --
Total                                      326           274                22%                19%



Note: This is a revised segmental analysis for Pearson Education, aimed at making it easier for investors to track the performance of our largest division. We will now report sales and profit on the basis of our three major global markets - School, Higher Education and Professional - rather than on a geographical basis. This year, we are also reporting the 2002 revenues in the 'old' segmental analysis, presented below:



                                                                       Change -  Change - headline
GBP millions                              2002          2001         underlying

Sales
US School                                  892           986               (6)%              (10)%
US College                                 624           574                14%                 9%
US Professional                            645           417                79%                55%
International                              549           568               (3)%               (3)%
FT Knowledge                                46            59              (18)%              (22)%
Total                                    2,756         2,604                11%                 6%



Underlying sales at Pearson Education increased 11% and profits 22%. Profits were helped by a GBP52 million reduction in internet losses but offset by Pearson Education's GBP20 million share of investment in new back-office systems and processes and an GBP11m increase in pension contributions. NCS Pearson is now an integral part of Pearson Education. On a standalone basis, revenues increased 42% to GBP843m and profits increased 46% to GBP92m.


In our School business (27% of Pearson's total revenues in 2002), sales were down 5% and operating profits down 15%. In the US, our School business includes publishing, testing and software operations. School publishing revenues were down 6% due to the slower adoption cycle* and our decision to compete for just 65% of the available new adoption dollars. Our school imprints, Scott Foresman and Prentice Hall, took a 23% share of the total new adoption market and a 36% share of the adoptions in which we participated. We maintained our share of open territory sales, which were down a little on the previous year. Overall, our share of the US School publishing market was 24% (24.5% in 2001).


* In the US, 21 'adoption' states buy textbooks and related programmes to a planned contract schedule, which means the level of spending varies from year to year according to this schedule. The 'open territory' states are those that buy textbooks on an as-needed basis rather than on a published adoption schedule.

After 13% growth in 2001, our school testing business grew by a further 3%. It renewed and expanded two of its largest multi-year statewide contracts - California and Ohio - as well as the National Assessment of Educational Progress contract from the US Department of Education. It won new contracts in California and six other states that will start to contribute to revenues in 2003. Revenues were down 12% at our school software business, primarily due to the deferral of a number of contracts into 2003, but losses fell as we outsourced more of our software development needs. Late in the year we launched Concert, our integrated curriculum and enterprise software platform for schools.


Outside the US, our school publishing businesses performed strongly in Hong Kong, Japan, Singapore and Spain. Strong growth in English Language Teaching sales in Europe and Asia was partially offset by some weakness in US and Latin American markets.


Our Higher Education business (18% of Pearson's 2002 revenues) increased revenues by 13% and operating profits by 17%. In the US the Higher Education publishing business grew its revenues by 14%, ahead of market growth of 10% (8% excluding Pearson). The business benefited from a booming college population, its publishing and salesforce strength and its lead in making online services an integral part of its products. These online services helped us continue to take share from the used book market, increasing retention rates - the proportion of backlist sales of a title we make compared to sales in its copyright year - by several percentage points. Our custom publishing business, which produces text books and course materials custom-made for individual college professors, continued its rapid growth, with sales up 50% in the year (and 300% over the past three years). Around the world, our Higher Education operations benefited from the same trends we saw in the US, with a particularly strong performance in Europe where revenues were up in double digits.


The Professional business (18% of 2002 revenues) increased sales by 48% and profits by 8%. A major investment in 200 professional certification centres across the US, along with a further decline in our higher-margin technology publishing businesses, meant that profits grew considerably slower than revenues. In the US, we helped the newly-formed Transportation Security Administration to recruit 64,000 security personnel for US airports, a one-year contract worth more than $300 million in revenues to our Government Solutions business. A series of smaller, longer-term contract wins - with the Immigration and Naturalization Service, the Department of Health and Human Services and the US Department of Defense - give the business a strong pipeline for 2003 and future years. Our professional certification centres opened for business in the fourth quarter, with contracts to manage professional examinations for nurses and clinical pathologists. With IT and technology markets continuing to be bleak, sales at our technology publishing arm were down 12% in the US (following a 20% fall in 2001) and margins declined, although due to further cost actions they were still in double digits. In Europe, where technology publishing sales were down more than 20% in 2002, we have taken similar actions to reduce costs.


Industry conditions for FT Knowledge were particularly tough as major corporations continued to cut back their training budgets. Though sales were down 18%, losses were reduced by GBP11 million as we scaled back the business. We have now restructured FT Knowledge, integrating its financial training business within the FT Group; combining its customized learning operations with our government solutions business; and selling its remaining training arm early in 2003. These changes resulted in a non-cash non-operating charge of GBP40 million in 2002.



The Penguin Group


                                                                                   Change - Change - headline
GBP millions                                     2002                2001        underlying

Sales                                             838                 820                5%                2%
Operating profit                                   87                  80               11%                9%



The Penguin Group (19% of Pearson's 2002 revenues) increased sales by 5% and operating profits by 11%, in spite of Penguin's GBP10 million share of our GBP30 million investment in new back office systems and processes.


In the US, Penguin published 24 titles that became New York Times number one bestsellers, more than any other publisher and a 25% increase on 2001. In the UK, Penguin posted its best performance on the bestseller lists for a decade as 45 titles reached the Neilsen Bookscan top 15, a 10% increase on 2001. This strong performance enabled Penguin to gain share in both the US and the UK.


Dorling Kindersley increased sales by 8% and profits by GBP15 million as it benefited from its integration within Penguin, the revitalisation of DK's creative style and our investment in a stronger frontlist of key titles.


Pearson is now, by some distance, the world's largest book publisher and Pearson Education and Penguin are working on a number of initiatives to maximise the scale advantages that this brings.


At the start of 2003, we moved our Alpha imprint, publisher of the Idiot Guides and other consumer - related titles from Pearson Education to Penguin. This transfers approximately GBP19m of revenues and GBP8m of profits to Penguin.



Financial Times Group


                                                                                    Change - Change - headline
GBP millions                                            2002          2001        underlying

Sales
FT Newspaper                                             202           250             (19)%             (19)%
Other FT publishing                                      102           138             (14)%             (26)%

(Les Echos & FT Business)
Internet enterprises*                                     48            51              (5)%              (6)%
Recoletos                                                148           150              (4)%              (1)%
Interactive Data Corporation                             226           212                7%                7%
Total                                                    726           801              (8)%              (9)%

Operating profit / (loss)
FT Newspaper                                               1            31             (92)%             (97)%
Other FT publishing                                       13            21             (39)%             (38)%

(Les Echos & FT Business)
Associates & Joint Ventures                              (3)          (10)               65%               70%
Internet enterprises*                                   (34)          (60)               46%               43%
Recoletos                                                 29            23               21%               26%
Interactive Data Corporation                              74            67               12%               10%


Total                                                     80            72                8%               11%



  * The FT Group's internet enterprises include online businesses related to the FT, Les Echos, Recoletos, FT Deutschland, The Economist, IDC and CBSMarketWatch.


The Financial Times Group (17% of 2002 revenues) saw revenues fall GBP75 million (8%) as the global economic downturn continued to hit advertising revenues and, to a much lesser extent, newsstand sales. Despite the revenue decline, operating profits increased 8% to GBP80 million due to double digit profit growth at IDC and Recoletos (the FT Group's two businesses least affected by the downturn), successful cost reduction programmes across the group, and sharply lower internet losses of GBP34 million (down from GBP60 million in 2001). Excluding the benefit of lower internet losses, the FT Group's profits declined by 14% to GBP114 million.



The Financial Times newspaper and its internet partner, FT.com, are now fully integrated. A 14% reduction in their combined cost base mitigated - but could not offset - a sharp reduction in advertising revenues at the newspaper. A further advertising deterioration in the second half, together with some one-off costs, meant that, although the newspaper remained in profit for the full year, it operated at a loss in the second half. Industry conditions remained tough for FT's major advertising categories, including financial services, technology and business to business. Advertising volumes fell by 24% (on top of a 29% fall in 2001) and advertising revenues by 23% (after a 20% decline in 2001). The newspaper ended the year with average daily circulation of 473,587, a decline of 6% on the previous year primarily due to lower sales in the UK.


FT.com broke even in the fourth quarter of 2002. Revenues were up 9% to GBP25 million. Despite the introduction of paid-for elements of the site, FT.com's popularity continued to grow, up 30% to a record 3.5 million unique monthly users in January 2003.


Les Echos made a profit of GBP7 million (down 34% on 2001) as advertising revenues fell sharply. Average daily circulation was 121,000, a 6% decline, but well ahead of its market. FT Business delivered double digit margins as its major titles - Investors Chronicle, The Banker and Financial Adviser - all strengthened their market positions.


Losses from the FT's associates and joint ventures were less than half the level of the previous year due to continued progress at FT Deutschland, our joint venture with Gruner + Jahr. Despite the tough German advertising market, FT Deutschland grew its advertising revenues slightly and increased its circulation by 14% to 89,000 at the end of the year. The Economist Group, in which Pearson owns a 50% interest, offset falling advertising revenues with tight cost controls. The Economist's worldwide weekly circulation grew by 6% to 881,259.


Recoletos (Bolsa Madrid: REC), our Spanish media group, increased profits by 21%, benefiting from actions taken in 2001 to reduce costs. After a successful re-launch Marca, Spain's leading sports newspaper, grew its circulation by 2% to 382,000 and increased advertising revenues and profits. Circulation at business newspaper Expansion was 9% lower and advertising revenues 25% lower.


Interactive Data Corporation (NYSE: IDC), our 60%-owned asset pricing business, increased revenues by 7% as contract renewal rates in its institutional business
- which accounts for 90% of revenues - continued to run at 95%. IDC also benefited from the launch of several new products and the integration of Merrill Lynch's Securities Pricing business, the latest in a series of successful bolt-on acquisitions. In January 2003, IDC announced the acquisition of S&P Comstock, which adds real-time pricing to IDC's existing end-of-day services.


Outlook


In 2003 we expect to make further significant progress in improving adjusted earnings per share (even at current exchange rates*), operating free cash flow and return on invested capital.


Clearly, some caution would be necessary in the event of further substantial deterioriation in the global economy. At this stage, the outlook for our major businesses is:


  - In Pearson Education, we expect further progress on profits in 2003 as our School business returns to growth (helped by the fact that it is competing for over 80% of the adoption market, compared to 65% in 2002) and our Higher Education business continues to gain share of a growing market. We expect revenues to fall at our Professional business, due to the absence of the one-year TSA contract.


  - Penguin aims to grow underlying revenues a little ahead of its market and improve its margins, even though it faces tough comparisons after a record year in 2002.


  - At the FT Group, we are managing our business newspapers on the basis that there will be no advertising recovery in 2003. We will continue to benefit from the actions taken to reduce costs and will make some modest investments to ensure that our business newspapers are well positioned to benefit from any advertising upturn. We expect IDC to deliver substantial revenue and profit growth.


* Pearson generates approximately 70% of its revenues in the US, and a five cent change in the average exchange rate for the full year (which in 2002 was GBP1:
$1.51) will have an impact of approximately 1p on reported adjusted earnings per share.



Financial review


Revenues increased 2% to GBP4,320m - an increase of 6% on an underlying basis - even though the advertising recession drove sales from our business newspapers down a further GBP70m.



Operating profits from continuing operations in 2002 increased to GBP493m, an underlying growth rate of 18%.


Loss before tax

Almost entirely as a result of our (non-cash) goodwill amortisation charge, we continue to show an overall loss for the financial year of GBP25m, an improvement of GBP411m on 2001.


Operating free cash flow improved by GBP69m to GBP305m, helped by a GBP18m improvement from operating businesses and GBP51m from lower tax and interest charges. Cash conversion - the proportion of our operating profit we turn into cash - was 92%, above our 80% target.


Goodwill amortisation

Goodwill is a balance sheet item which represents the difference between the price paid for acquisitions and the fair value of the assets acquired. Pearson amortises goodwill to the profit and loss account over the estimated useful life of the acquisition or a period of 20 years whichever is the shorter. The goodwill amortisation charge fell by GBP45m last year to GBP330m, reflecting the impact of the RTL disposal.



Goodwill impairment

Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. In 2002 we took a GBP10 million impairment charge relating to a subsidiary of Recoletos in Argentina.


Integration costs

Integration costs are the one-off costs of integrating significant recent acquisitions into our existing businesses. In 2002 GBP3m was incurred in integrating Dorling Kindersley into the Penguin Group (compared to GBP45m in
2001) and GBP7m related to the integration of NCS into Pearson Education (compared to GBP29m in 2001). This expenditure was in line with our forecasts at the time of the transactions and there will be no further charges in respect of these acquisitions in 2003. All other restructuring and related costs are expensed through the P&L as part of the ongoing operations of our businesses.


Non-operating items

In 2002, we took a charge of GBP37m for non-operating items relating to losses on the sale or closure of businesses and fixed assets. The principal items are a profit of GBP18m relating to the completion of the sale of RTL in January 2002 and a provision of GBP40m for the loss on sale of our Forum business, which completed in January 2003. This provision largely relates to unamortised goodwill at the balance sheet date. Other items include a loss on sale of PH Direct of GBP8m, a profit of GBP3m on finalisation of the sale of Journal of Commerce by the Economist and various smaller losses on investments and property.


Amounts written off investments

In 2002, we continued to review our fixed asset investments and concluded that there have been no further material impairments. This compares to a charge of GBP92m taken in 2001 relating to the carrying value of Pearson shares held to secure employee share option plans and equity investments in a number of internet businesses.


Interest

Net interest charges fell by GBP75m to GBP94m, with average net debt decreasing by GBP748m following the receipt of proceeds from the RTL disposal. Interest was further reduced by the effect of a general fall in interest rates during the year. The weighted average three month LIBOR rate, reflecting the Group's borrowings in US dollars, euros, and sterling, fell by 160 basis points, or 1.6%. The effect of these falls was mitigated by our existing portfolio of interest rate swaps, which converted over half our variable rate commercial paper and bank debt to a fixed rate basis. As a result, the Group's net interest rate payable averaged approximately 5.0%, falling 1.4% from the previous year. During 2002 we took an additional one off charge of GBP37m for cancellation of certain swap contracts and the early repayment of debt following re-balancing of the group's debt portfolio on the receipt of the RTL proceeds.



Taxation

The Group recorded a total pre-tax loss of GBP25m in 2002 but there was a tax charge for the year of GBP64m. This situation reflects the fact that there is only limited tax relief available for the goodwill amortisation charged in the accounts. The total tax charge was in fact reduced by a non-operating credit of GBP45m attributable to the resolution of the tax position on the disposal of the group's remaining interest in BSkyB.


The tax charge reflects the adoption of FRS 19 "Deferred Tax". FRS 19 requires full provisioning for deferred tax and this has had a significant effect on Pearson's effective tax rate. This is mainly because Pearson has recognised a deferred tax asset in respect of US tax losses and other timing differences. Previously the tax benefit of US tax losses was accounted for as the losses were utilised. FRS 19 has been adopted in these accounts and the comparative figures have been restated.


The tax rate on adjusted earnings, after restating for FRS 19, decreased from 34.0% to 32.8%. The decrease was attributable to two main factors. There was a more favourable mix of profits between higher and lower tax regimes than in 2001; in addition there was a benefit from prior year adjustments.


Minority interests

Minority interests include a 40% minority share in IDC and a 21% minority share in Recoletos.


Dividends

The dividend payment of GBP187m which we are recommending in respect of 2002 represents 23.4p per share - a 5% increase on 2001. The dividend is covered 1.3 times by adjusted earnings, and 1.6 times by operating free cash flow. The company seeks to maintain a balance between the requirements of our shareholders, including our many private shareholders, for a rising stream of dividend income and the re-investment opportunities that we see across the Group. This balance has been expressed in recent years as a commitment to increase our annual dividend faster than the prevailing rate of inflation while progressively reinvesting a higher proportion of our distributable earnings in our business. While this commitment remains unchanged, we believe that the income requirements of our shareholders should take priority over reinvestment this year.


Pensions

Pearson operates a variety of pension schemes. Of the schemes, the UK fund is the most significant. In 2001, after a full actuarial valuation, the company resumed cash contributions to its UK Pension Fund (a GBP1bn fund) following a prolonged 'holiday' period. At that time, this resulted in the scheme having a small surplus of GBP40m. Although the next full actuarial valuation is not due until 2004, the funding level is kept under regular review by the company and the Fund trustees. After an informal indication in 2002, and taking account of current stock market conditions, the company decided to increase contributions by GBP5m to GBP25m in 2003 ahead of the full valuation in 2004. This was designed to keep the scheme fully funded.


We have included additional disclosure in respect of FRS 17 (Retirement Benefits) for pensions and other post retirement benefits in accordance with that standard. The mandatory implementation of FRS 17 has been postponed and is now not required to be implemented before adoption of International Accounting Standards in 2005. FRS 17 approaches pension cost accounting from a balance sheet perspective with the net surplus or deficit in Pearson's pension schemes being incorporated into the balance sheet. Changes in this surplus or deficit will flow through the profit and loss account and the statement of total recognised gains and losses.


ENDS


Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events or otherwise.



Consolidated Profit and Loss Account
for the year ended 31 December 2002



                                           -------------------2002-------------- --------------2001------------------
                                                                                                    (restated)

                                                  Results                                Results
                                                     from                                   from
                                                    oper- Other                            oper-          Other
all figures in GBP millions           Note         ations items          Total            ations          items  Total

Sales (including share of joint                     4,331              -       4,331       4,240              -  4,240
ventures)
Less: share of joint ventures                        (11)              -        (11)        (15)              -   (15)
Sales                                   2a          4,320              -       4,320       4,225              -  4,225
Group operating profit                                496          (302)         194         444          (424)     20
Share of operating (loss)/profit of
joint ventures
and associates                          2c            (3)           (48)        (51)          19           (86)   (67)


Total operating profit/(loss)           2b            493          (350)         143         463          (510)   (47)
Loss on sale of fixed assets and         3              -           (13)        (13)           -           (12)   (12)
investments
Loss on sale of subsidiaries and         4              -           (27)        (27)           -           (63)   (63)
associates
Profit/(loss) on sale of subsidiaries
and associates
by an associate                          5              -              3           3           -           (53)   (53)
Non operating items                                     -           (37)        (37)           -          (128)  (128)
Profit/(loss) before interest and                     493          (387)         106         463          (638)  (175)
taxation
Amounts written off investments                         -              -           -           -           (92)   (92)
Net finance costs                        6           (94)           (37)       (131)       (169)              -  (169)
(Loss)/profit before taxation                         399          (424)        (25)         294          (730)  (436)
Taxation                                 8          (131)             67        (64)       (100)            133     33
(Loss)/profit after taxation                          268          (357)        (89)         194          (597)  (403)
Equity minority interests                            (27)              5        (22)        (24)              4   (20)
(Loss)/profit for the financial year                  241          (352)       (111)         170          (593)  (423)
Dividends on equity shares               9                                     (187)                             (177)
Loss retained                                                                  (298)                             (600)

Adjusted earnings per share              7                                    30.3p                              21.4p
Loss per share                           7                                  (13.9)p                            (53.2)p
Diluted loss per share                   7                                  (13.9)p                            (53.2)p
Dividends per share                      9                                    23.4p                              22.3p




There is no difference between the loss before taxation and the retained loss for the year stated above and their historical cost equivalents.


The 2001 comparatives have been restated for the adoption of FRS19 (see note 8).


Consolidated Balance Sheet
as at 31 December 2002


                                                                                            2002             2001
all figures in GBP millions                                                 Note                       (restated)

Fixed assets
Intangible assets                                                                          3,610            4,193
Tangible assets                                                                              503              542
Investments: joint ventures
Share of gross assets                                                                          7                8
   Share of gross liabilities                                                                  -              (1)
                                                                                               7                7
Investments: associates                                                                      106              893
Investments: other                                                                            84               84
                                                                                           4,310            5,719

Current assets
Stocks                                                                                       734              849
Debtors                                                                                    1,057            1,005
Deferred taxation                                                                            174              272
Investments                                                                                    2                3
Cash at bank and in hand                                                                     575              393
                                                                                           2,542            2,522

Creditors - amounts falling due within one year
Short term borrowing                                                                       (249)            (165)
Other creditors                                                                          (1,114)          (1,203)
                                                                                         (1,363)          (1,368)

Net current assets                                                                         1,179            1,154
Total assets less current liabilities                                                      5,489            6,873

Creditors - amounts falling due after more than one year
Medium and long term borrowing                                                           (1,734)          (2,607)
Other creditors                                                                             (60)             (54)
                                                                                         (1,794)          (2,661)
Provisions for liabilities and charges                                                     (165)            (239)
Net assets                                                                                 3,530            3,973

Capital and reserves
Called up share capital                                                       11             200              200
Share premium account                                                         11           2,465            2,459
Profit and loss account                                                       11             673            1,138
Equity shareholders' funds                                                                 3,338            3,797
Equity minority interests                                                                    192              176
                                                                                           3,530            3,973





Consolidated Statement of Cash Flows
for the year ended 31 December 2002



                                                                                            2002             2001
all figures in GBP millions                                                Note

Net cash inflow from operating activities                                    12              529              490


Dividends from joint ventures and associates                                                   6               25

Interest received                                                                             11               31
Interest paid                                                                              (151)            (187)
Debt issue costs                                                                               -              (1)
Dividends paid to minority interests                                                         (1)              (9)
Returns on investments and servicing of finance                                            (141)            (166)

Taxation                                                                                    (55)             (71)


Purchase of tangible fixed assets                                                          (126)            (165)
Sale of tangible fixed assets                                                                  7               36
Purchase of investments                                                                     (21)             (35)
Sale of investments                                                                            3               22
Capital expenditure and financial investment                                               (137)            (142)

Purchase of subsidiary undertakings                                                         (87)            (128)
Net cash acquired with subsidiary undertakings                                                 1               83
Purchase of joint ventures and associates                                                   (40)             (26)
Sale of subsidiary undertakings                                                                3               41
Net cash disposed with subsidiary undertakings                                               (1)                -
Sale of associates                                                                           920                1
Acquisitions and disposals                                                                   796             (29)
Equity dividends paid                                                                      (181)            (174)

Net cash inflow/(outflow)  before management of liquid
resources and financing                                                                      817             (67)
Liquid resources acquired                                                                   (65)             (48)
Collateral deposit reimbursed                                                                 22               47
Management of liquid resources                                                              (43)              (1)
Issue of equity share capital                                                                  6               20
Capital element of finance lease rentals                                                     (5)              (7)
Loan facility repaid                                                                       (507)            (521)
Bonds (repaid)/advanced                                                                    (167)              507
Collateral deposit reimbursed                                                                 17                -
Net movement in other borrowings                                                             (7)                3
Financing                                                                                  (663)                2

Increase/(decrease) in cash in the year                                                      111             (66)





2002 results

The preliminary results for the year ended 31 December 2002 have been extracted from audited accounts which have not yet been delivered to the Registrar of Companies. The 2001 accounts carry an unqualified audit report and have been so delivered. The 2002 Annual Report will be posted to shareholders on Tuesday 25 March 2003.


Dividend

The directors recommend a final dividend of 14.3p per share, payable on Friday 9 May 2003 to shareholders on the register at the close of business on Friday 14 March 2003.


Annual General Meeting

The AGM will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE, at 12 noon on Friday 25 April 2003.



Statement of Total Recognised Gains and Losses for the year ended 31 December 2002



                                                                                             2002            2001
all figures in GBP millions                                                                            (restated)
Loss for the financial year                                                                 (111)           (423)
Other net gains and losses recognised in reserves:
Currency translation differences                                                            (317)              26
Taxation on currency translation differences - UK                                               5             (6)
Total recognised losses relating to the year                                                (423)           (403)
Prior year adjustment - FRS 19                                                                209
Total recognised losses                                                                     (214)





Reconciliation of Movements in Equity Shareholders' Funds for the year ended 31 December 2002



                                                                                              2002           2001
all figures in GBP millions                                                                            (restated)
Loss for the financial year                                                                  (111)          (423)
Dividends on equity shares                                                                   (187)          (177)
                                                                                             (298)          (600)
Currency translation differences (net of taxation)                                           (312)             20
Goodwill written back on sale of subsidiary undertakings and associates                        144             37
Goodwill written back on sale of subsidiary undertakings and associates by an
associate                                                                                        -             36
Shares issued                                                                                    6             18
Replacement options granted on acquisition of subsidiary                                         1              2
Net movement for the year                                                                    (459)          (487)
Equity shareholders' funds at beginning of the year                                          3,797          4,044
Prior period adjustment - FRS 19                                                                 -            240
Equity shareholders' funds at end of the year                                                3,338          3,797




Notes to the 2002 Results
for the year ended 31 December 2002

1.         Basis of preparation

The results for the year ended 31 December 2002 have been prepared in accordance with the accounting policies set out in the 2001 Annual Report, except that FRS19 'Deferred Tax' has been adopted. The effect of this change in accounting policy is disclosed in note 8.



2a.       Sector analysis - sales
                                     --------------  2002 --------------- ------------------ 2001 ------------------
                                    Sales before     Internet       Sales Sales before     Internet       Sales
                                        internet                              internet
                                     enterprises  enterprises              enterprises  enterprises

all figures in GBP millions

Business sectors

Pearson Education                          2,752            4       2,756        2,596            8       2,604
FT Group                                     678           48         726          750           51         801
The Penguin Group                            838            -         838          820            -         820
Continuing operations                      4,268           52       4,320        4,166           59       4,225

Geographical markets supplied

United Kingdom                               395           16         411          423           10         433
Continental Europe                           413            6         419          438            8         446
North America                              3,110           29       3,139        2,936           39       2,975
Asia Pacific                                 248            1         249          239            2         241
Rest of world                                102            -         102          130            -         130
Continuing operations                      4,268           52       4,320        4,166           59       4,225






2b.       Sector analysis - operating profit/(loss)

                        ------------------------------------------  2002  ---------------------------------------
                         Results from     Internet     Results  Integration      Goodwill    Goodwill  Operating
                           operations  enterprises        from        costs  amortisation  impairment     profit
                     before  internet               operations
all figures in GBP        enterprises
millions

Business sectors

Pearson Education                 351         (25)         326          (7)         (244)           -         75
FT Group                          114         (34)          80            -          (65)        (10)          5
The Penguin Group                  87            -          87          (3)          (18)           -         66
Continuing                        552         (59)         493         (10)         (327)        (10)        146
operations
Discontinued                        -            -           -            -           (3)           -        (3)
operations
                                  552         (59)         493         (10)         (330)        (10)        143




2b.       Sector analysis - operating profit/(loss) (continued)

                                   -----------------------------------------  2002 ---------------------------------
                              Results from     Internet     Results  Integration     Goodwill   Goodwill Operating
                                operations  enterprises        from        costs amortisation impairment    profit
                          before  internet               operations
       all figures in GBP      enterprises
       millions

       Geographical
       markets
       supplied

       United Kingdom                 (37)         (35)        (72)          (5)         (25)          -     (102)
       Continental Europe               41          (1)          40            -          (8)          -        32
       North America                   518         (23)         495          (5)        (288)          -       202
       Asia Pacific                     31            -          31            -          (6)          -        25
       Rest of world                   (1)            -         (1)            -            -       (10)      (11)
       Continuing                      552         (59)         493         (10)        (327)       (10)       146
       operations
       Discontinued                      -            -           -            -          (3)          -       (3)
       operations
                                      552          (59)        493          (10)       (330)        (10)       143

                            ---------------------------------------------  2001 ----------------------------------
                                                                       (restated)
                            Results from     Internet     Results  Integration       Goodwill   Goodwill  Operating
                              operations                     from
                                  before  enterprises  operations        costs   amortisation impairment       loss
                                internet
       all figures in GBP    enterprises
       millions

       Business sectors

       Pearson Education             351         (77)         274         (29)          (254)        (8)       (17)
       FT Group                      132         (60)          72            -           (67)        (3)          2
       The Penguin Group              80            -          80         (45)           (19)       (50)       (34)
       Continuing                    563        (137)         426         (74)          (340)       (61)       (49)
       operations
       Discontinued                   37            -          37            -           (35)          -          2
       operations
                                     600        (137)         463         (74)          (375)       (61)       (47)

       Geographical
       markets supplied

       United Kingdom                 16         (53)        (37)         (33)           (27)       (55)      (152)
       Continental Europe             55         (10)          45            -            (6)          -         39
       North America                 470         (73)         397         (41)          (302)        (3)         51
       Asia Pacific                   24            -          24            -            (4)          -         20
       Rest of world                 (2)          (1)         (3)            -            (1)        (3)        (7)
       Continuing                    563        (137)         426         (74)          (340)       (61)       (49)
       operations
       Discontinued                   37            -          37            -           (35)          -          2
       operations
                                     600        (137)         463         (74)          (375)       (61)       (47)



Note: Internet enterprises consist of the Group's discrete internet operations, including FT.com and Family Education Network. Integration costs in 2002 and 2001 include costs in respect of the Dorling Kindersley and National Computer Systems acquisitions. In 2002, the goodwill impairment charge of GBP10m relates to the impairment of goodwill arising on acquisition of subsidiaries. Discontinued operations relate to the withdrawal of the Group from the television business following the disposal of its 22% interest in the RTL Group in January 2002. Analyses of the profits of joint ventures and associates are shown in note 2c.



2c. Sector analysis - share of operating loss of joint ventures and associates

Joint ventures                    ----------------------------------------  2002 --------------------------------
                           Results from    Internet    Results Integration     Goodwill    Goodwill  Operating
                      operations before enterprises       from       costs amortisation  impairment     profit
                               internet             operations
all figures in GBP          enterprises
millions
Pearson Education                   (1)           -        (1)            -           -           -       (1)
FT Group                           (13)           -       (13)            -           -           -      (13)
The Penguin Group                     1           -          1            -           -           -         1
                                   (13)           -       (13)            -           -           -      (13)




Joint ventures                   ------------------------------------  2001 ----------------------------------
                                                                     restated
                          Results from     Internet    Results  Integration     Goodwill    Goodwill   Operating
                     operations before  enterprises       from        costs amortisation  impairment      profit
                              internet              operations
all figures in GBP           enterprises
millions
Pearson Education                    -            -           -            -           -           -            -
FT Group                          (20)            -        (20)            -           -           -         (20)
The Penguin Group                    1            -           1            -           -           -            1
                                  (19)            -        (19)            -           -           -         (19)




Associates                        ---------------------------------  2002 ---------------------------------
                         Results from     Internet     Results Integration     Goodwill    Goodwill   Operating
                           operations  enterprises        from       costs amortisation  impairment      profit
                     before  internet               operations
all figures in GBP        enterprises
millions
Pearson Education                      3           -           3            -         (1)           -         2
FT Group                              10         (3)           7            -        (44)           -      (37)
The Penguin Group                      -           -           -            -           -           -         -
Continuing operations                 13         (3)          10            -        (45)           -      (35)
Discontinued                           -           -           -            -         (3)           -       (3)
operations
                                      13         (3)          10            -        (48)           -      (38)


Associates                         ---------------------------------  2001 ----------------------------------------
                            Results from     Internet    Results   Integration      Goodwill    Goodwill Operating
                              operations  enterprises       from         costs  amortisation  impairment profit
                                  before               operations
all figures in GBP              internet
millions                     enterprises
Pearson Education                      3          -           3          -          (1)         (3)         (1)
FT Group                               8       (10)         (2)          -         (47)           -        (49)
Continuing operations                 11       (10)           1          -         (48)         (3)        (50)
Discontinued                          37          -          37          -         (35)           -           2
operations
                                      48       (10)          38          -         (83)         (3)        (48)





3.   Loss on sale of fixed assets and investments
all figures in GBP millions                                                                   2002         2001

Continuing operations:
Net loss on sale of property                                                                   (3)          (2)
Net loss on sale of investments                                                               (10)         (10)
                                                                                              (13)         (12)
Taxation                                                                                         6            1





4.        Loss on sale of subsidiaries and associates
                                                                                              2002         2001
all figures in GBP millions                                                                          (restated)

Continuing operations:
Loss on sale of Forum                                                                         (40)            -
Loss on sale of PH Direct                                                                      (8)            -
Loss on sale of iForum                                                                           -         (27)
Net profit/(loss) on sale of other businesses and associates                                     3         (36)
                                                                                              (45)         (63)
Discontinued operations:
Profit on sale of the RTL Group                                                                 18            -

                                                                                              (27)         (63)

Taxation                                                                                       (6)            4





5. Profit/(loss) on sale of subsidiaries and associates by an associate
all figures in GBP millions                                                                    2002         2001

Continuing operations:
Profit/(loss) on sale of Journal of Commerce                                                      3         (36)
                                                                                                  3         (36)
Discontinued operations:
Loss on sale of subsidiaries and
associates by the RTL Group                                                                       -         (17)
                                                                                                  3         (53)



6.  Net finance costs
all figures in GBP millions                                                                 2002         2001

Net interest payable                                                                        (94)        (169)
Early repayment of debt and termination of swap contracts                                   (37)            -
                                                                                           (131)        (169)





7. Earnings/(loss) per share

In order to show results from operating activities on a comparable basis, an adjusted earnings per share is presented which excludes certain items as set out below. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.


                                                                                                            2001
                                                                                          2002        (restated)
                                                                                          GBPm                GBPm
Loss for the financial year                                                              (111)             (423)
Adjustments:
Non operating items                                                                         37               128
Goodwill amortisation                                                                      330               375
Goodwill impairment                                                                         10                61
Integration costs                                                                           10                74
Amounts written off investments                                                              -                92
Other net finance costs                                                                     37                 -
Taxation on above items                                                                   (67)             (133)
Minority interest share of above items                                                     (5)               (4)
Adjusted earnings                                                                          241               170
Weighted average number of shares (millions)
- for earnings and adjusted earnings                                                     796.3             795.4
Effect of dilutive share options                                                             -                 -
Weighted average number of shares (millions)
- for diluted earnings                                                                   796.3             795.4
Adjusted earnings per share                                                              30.3p             21.4p
Loss per share                                                                         (13.9)p           (53.2)p
Diluted loss per share                                                                 (13.9)p           (53.2)p




In 2002 and 2001 the Group made a loss for the financial year (after taking into account goodwill amortisation), consequently the effect of share options is anti-dilutive and there is no difference between the loss per share and the diluted loss per share.


8. Taxation


The tax rate provided in the profit and loss account is analysed as follows:



                                                                                            2002            2001
all figures in percentages                                                                            (restated)

United Kingdom tax rate                                                                     30.0            30.0
Effect of overseas tax rates                                                                 2.8             4.5
Other items                                                                                    -           (0.5)
Tax rate reflected in adjusted earnings                                                     32.8            34.0

The taxation (charge)/benefit is analysed as:

                                                                                            2002            2001
all figures in GBP millions                                                                             (restated)

Parent and subsidiaries                                                                     (60)              48
Joint ventures and associates                                                                (4)            (15)
                                                                                            (64)              33



Note: FRS 19 'Deferred Tax' has been adopted for the first time in these financial statements. Pearson previously provided deferred tax using the liability method under SSAP 15 and only recognised deferred tax liabilities to the extent that it was probable that the liabilities would crystallise. Deferred tax assets were only recognised to the extent that their recoverability was assured beyond reasonable doubt. Under FRS 19 the recognition criteria for deferred tax assets has changed with the result that Pearson has recognised a deferred tax asset in respect of US tax losses and other timing differences that are regarded as recoverable against future taxable profits. The adoption of FRS19 has also had an impact on capitalised goodwill since the restatement of deferred tax balances acquired has had a corresponding effect upon the goodwill recognised on those acquisitions. A prior year adjustment has been made in these financial statements to reflect the adoption of FRS 19 and comparative figures have been restated. The impact on the profit and loss account for the year ended December 2002 has been to increase the loss after taxation by GBP45 million (GBP50 million relating to the tax charge and GBP5 million reduction to goodwill amortisation) and to increase opening shareholders' funds by GBP209 million. The effect on the loss after taxation for the year ended December 2001 was to increase the loss by GBP32 million.


9.                   Dividends


                                                                        2002     2002       2001     2001
                                                                   Pence per           Pence per
                                                                       share     GBPm      share     GBPm

Interim paid                                                             9.1       72        8.7       68
Final proposed                                                          14.3      115       13.6      109
Dividends for the year                                                  23.4      187       22.3      177



10.               Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:



                                                                                           -- GBP versus US$ ---

                                                                                             2002      2001
Average for operating profits                                                                1.51      1.44
Year end rate                                                                                1.61      1.46





11.       Equity shareholders' funds

                                                                                       (restated)
                                                                                                Profit
                                                                             Share     Share  and loss
all figures in GBP millions                                                capital   premium   account     Total

At 31 December 2001                                                            200     2,459       929     3,588
Prior year adjustment                                                            -         -       209       209
                                                                               200     2,459     1,138     3,797
Exchange differences                                                             -         -     (312)     (312)
Premium on issue of shares                                                       -         6         -         6
Goodwill written back on disposal of subsidiary undertakings and                 -         -       144       144
associates
Replacement options granted on acquisition of subsidiary                         -         -         1         1
Loss retained for the year                                                       -         -     (298)     (298)
At 31 December 2002                                                            200     2,465       673     3,338





12.    Note to consolidated statement of cash flows


                                                                                              2002          2001
all figures in GBP millions                                                                           (restated)

Reconciliation of operating profit/(loss) to net cash
inflow from operating activities
Operating profit/(loss) - total                                                                143          (47)
Share of loss of joint ventures and associates                                                  51            67
Depreciation charge                                                                            122           125
Goodwill amortisation and impairment                                                           292           350
Decrease/(increase) in stocks                                                                   43           (6)
(Increase)/decrease in debtors                                                               (111)           102
Increase/(decrease) in creditors                                                                64         (103)
(Decrease)/increase in operating provisions                                                   (50)             3
Other and non-cash items                                                                      (25)           (1)
Net cash inflow from operating activities                                                      529           490

Dividends from joint ventures and associates                                                     6            25
Purchase of tangible fixed assets                                                            (126)         (165)
Capital element of finance leases                                                              (5)           (7)
Proceeds from sale of tangible fixed assets                                                      7            36
Add back: Non operating fixed asset disposal proceeds                                            -          (11)
Add back: Cash spent against integration and fair value provisions                              44            69
Operating cashflow                                                                             455           437

Operating tax paid                                                                            (46)          (44)
Operating finance charges                                                                    (104)         (157)
Operating free cashflow                                                                        305           236




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 March 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary